Exhibit 99.1

NOVA Chemicals Corporation 1000 Seventh Avenue S.W. Calgary, Alberta Canada T2P 5L5
www.novachemicals.com 403.750.3600 tel 403.269.7410 fax

Press Release

NOVA Chemicals Announces Agreement to Purchase and Transport

Ethane Supply from Williston Basin for its Joffre Petrochemical Complex

Calgary, Alberta July 15, 2010 - NOVA Chemicals today announced that it signed a memorandum of understanding (MOU) with Hess Corporation (Hess) and Mistral Energy Inc.(Mistral) to purchase and transport  ethane production from Hess’ Tioga Gas Plant in North Dakota via a proposed pipeline to Alberta, Canada. NOVA Chemicals will purchase 100 percent of the ethane produced at the Tioga Gas Plant under a long term arrangement.

“This is an exciting opportunity for NOVA Chemicals and Alberta, as it is the first time liquids from the Williston Basin will flow north and tie into existing Alberta infrastructure,” said Randy Woelfel, Chief Executive Officer. “We also expect to have opportunities to work with other producers in the basin to move additional ethane volume.”

Hess is one of the largest lease holders in the Williston Basin and has an aggressive drilling program planned over the next several years. Mistral will design, construct, own and operate the proposed Vantage Pipeline to transport ethane from Hess’ Tioga Gas Plant into the existing Alberta infrastructure.

The initial pipeline capacity is planned to be approximately 45,000 barrels per day of ethane and will be expandable to approximately 60,000 barrels per day to handle future ethane supply from Williston Basin producers.  The pipeline is expected to startup in the third quarter of 2012 and is subject to receipt of customary regulatory and other approvals.

This arrangement is one of several projects NOVA Chemicals is working on to complement traditional ethane supply sources in Alberta for consumption at its Joffre petrochemical complex.

About NOVA Chemicals Corporation
NOVA Chemicals develops and manufactures chemicals, plastic resins and end-products that make everyday life safer, healthier and easier. Our employees work to ensure health, safety, security and environmental stewardship through our commitment to sustainability and Responsible Care®. NOVA Chemicals, headquartered in Calgary, Alberta, Canada, is a wholly owned subsidiary of The International Petroleum Investment Company (IPIC) of the Emirate of Abu Dhabi. Visit NOVA Chemicals on the Internet at www.novachemicals.com.

About Hess Corporation
Hess Corporation is a global integrated energy company engaged in the exploration and production of crude oil and natural gas, as well as the refining and marketing of petroleum products, natural gas and electricity. http://hess.com/default.aspx

About Vantage Pipeline
Vantage Pipeline is an affiliate of Mistral Energy Inc., a private company based in Calgary, Alberta, dedicated to building, owning and operating energy infrastructure assets in Western Canada with a focus on natural gas, natural gas liquids, and power generation. Introductory information regarding the Vantage Pipeline Project can be found at www.vantagepipeline.com.

Media inquiries, please contact:

Wendy Lomicka, Director, Corporate Communications

Tel: 412.490.4292

E-mail:  lomickaw@novachem.com

Responsible Care® is a registered trademark of the Chemistry Industry Association of Canada (CIAC) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.

Forward looking information: This news release contains forward-looking information, including statements regarding the planned capacity and startup date of the pipeline to transport ethane from Hess’ Tioga Gas Plant into the existing Alberta infrastructure.  By its nature, forward-looking information requires NOVA Chemicals to make assumptions and is subject to inherent risks and uncertainties.   Some of the risks that could affect NOVA Chemicals’ future results and could cause results to differ materially from those expressed in the forward-looking information are detailed in the publicly filed disclosure documents and securities commissions’ reports of NOVA Chemicals.  NOVA Chemicals’ forward-looking information is expressly qualified in its entirety by this cautionary statement.  In addition, the forward-looking information is made only as of the date of this news release, and except as required by applicable law, NOVA Chemicals undertakes no obligation to publicly update this forward-looking information to reflect new information, subsequent events or otherwise.